

JURAT

State of Mississippi
County of Forrest

On March 7, 2022, before me, Alex Wayne Duncan, Master Account Holder and Authorized Signatory personally appeared and proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instruments the person, or the entity on behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Lance C. Reid Chancery Clerk
Signature

By: Diane L. Zachary DC
Title

My Commission Expires January 2, 2024

(seal) CHANCERY COURT FORREST COUNTY, MS

My Commission Expires

I, Alex Wayne Duncan, affirm under the penalty of perjury under the laws of the United States of America, that the forgoing is true and correct to the best of my knowledge and understanding.

:alex-wayne:duncan
Signature

03/07/2022
Date

FORREST COUNTY, MS LANCE C. REID
I CERTIFY THIS INSTRUMENT WAS FILED ON 3/7/2022 12:35:43 PM AND RECORDED IN DEED BOOK:1389 PAGE:514